SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of: June 30, 2002


                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes   [ ]        No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






All reference to dollar or $ is in Canadian dollars unless otherwise stated.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER                       FOR QUARTER              DATE OF
                                     ENDED                    REPORT
BERKLEY RESOURCES INC.
                                     June 30, 2002            August 29, 2002

--------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
--------------------------------------------------------------------------------

CITY                 PROVINCE   POSTAL CODE   ISSUER FAX NO.    ISSUER
                                CODE                            TELEPHONE NO

Vancouver, British
Columbia                        V6C 1T1       (604) 682-3600    (604) 682-3701
--------------------------------------------------------------------------------

CONTACT PERSON                CONTACT'S POSITION          CONTACT TELEPHONE NO.

J. Calvert                    Accountant                  (604) 682-3701

E-MAIL ADDRESS:                                      WEB SITE ADDRESS

N/A                                                  N/A


CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                            DATE SIGNED
Signed:
"ERNEST CALVERT"                                                02/05/29
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                            DATE SIGNED
Signed:
"LOUIS WOLFIN"                                                  02/05/29
--------------------------------------------------------------------------------

BERKLEY RESOURCES INC.
INTERIM BALANCE SHEET

As at June 30, 2002
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------

                                     ASSETS
                                                June 30,         December 31,
                                                  2002              2001
                                               ----------------------------
                                                    $                $
CURRENT ASSETS
    Cash                                        1,104,953         1,070,023
    Accounts Receivable                           194,178           133,726
                                               ----------        ----------
                                                1,299,131         1,203,749

Oil and gas properties and equipment (Note 1)     547,835           542,193

Rental property                                 2,103,986         2,103,986

Other capital assets (Note 2)                       4,830             5,969
                                               ----------------------------
                                                3,941,007         3,855,897
                                               ============================

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities       138,392           126,094
   Mortgage payable (Note 3)                      727,819           782,923
   Future removal and site restoration             53,300            53,300
                                               ----------------------------
                                                  919,511           962,317
                                               ----------------------------


SHAREHOLDERS' EQUITY

Capital stock (Note 4)                          3,124,326         2,999,326
Contributed surplus                                75,000            75,000
Retained earnings                                (163,055)         (180,746)
                                               ----------------------------
                                                3,036,271         2,893,580
                                               ----------------------------
                                                3,955,782         3,855,897
                                               ============================


On Behalf of the Board

_____________________Director

_____________________Director


-------------------------------------------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------------------------------------------

                                                   3 Months ended                       6 Months ended
                                                      June 30,                              June 30,
                                                     2002             2001             2002             2001
                                                -------------------------------------------------------------------
                                                       $                $                $                $

             OIL AND GAS REVENUE                    62,651           41,011           123,207          198,778

               Interest income                       4,987           22,045            10,505           34,252
                Rental income                       10,067            4,222             8,434            4,704
                                                -------------------------------------------------------------------
                                                    77,705           67,278           142,146          237,734
           ADMINISTRATIVE EXPENSES

        Accounting, administration and
                   expenses                          9,213            8,444            24,429           14,559
                 Amortization                          569              795             1,138            1,590
        Consulting and management fees              18,000           18,000            36,000           36,000
              Office and general                     7,112            6,246            11,415           15,360
              Professional fees                     12,120            6,700            17,745           11,500
             Transfer agent fees                     2,322              -               3,126              -
                    Wages                           15,301           15,307            30,601           30,619
                                                -------------------------------------------------------------------
                                                    64,637           55,492           124,454          109,628

          NET INCOME (LOSS) FOR THE
                    PERIOD                          13,068           11,786            17,692          128,106

              RETAINED EARNINGS,
             BEGINNING OF PERIOD                   (176,23)         228,150          (180,747)         111,830
                                                -------------------------------------------------------------------

          RETAINED EARNINGS, END OF
                    PERIOD                        (163,055)         239,936          (163,055)         239,936
                                                -------------------------------------------------------------------

                                                ===================================================================

                                                    2.1              2.01               2.0              2.2


--------------------------------------------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)
--------------------------------------------------------------------------------------------------------------------



                                                            3 Months ended                   6 Months ended
                                                                June 30                          June 30
                                                         2002             2001            2002            2001
                                                    ----------------------------------------------------------------
                                                           $               $               $                $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES:
     Income for the period                              13,068           11,786          17,692          128,106
     Add: depreciation                                     569           24,795           1,138           49,590
                                                    ----------------------------------------------------------------
                                                        13,637           36,581          18,830          177,696
CHANGES IN NON-CASH
    WORKING CAPITAL ITEMS                              (12,286)         (15,911)        (48,154)          42,500

FINANCING ACTIVITIES:
      Issue of capital stock for cash                      -               -            125,000          200,000

INVESTING ACTIVITIES:
     Expenditures on oil and gas
         properties                                     (6,162)         (36,627)         (5,642)         (50,164)
     Repayment of loan                                 (27,208)         (15,902)        (55,104)         (31,534)
                                                    ----------------------------------------------------------------


INCREASE (DECREASE) IN CASH                            (32,019)         (31,859)         34,930          338,498

CASH, BEGINNING OF PERIOD                            1,136,972        1,580,576       1,070,023        1,210,219
                                                    ----------------------------------------------------------------

CASH, END OF PERIOD                                  1,104,953        1,548,717       1,104,953        1,548,717
                                                    ================================================================


--------------------------------------------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002
--------------------------------------------------------------------------------------------------------------------

1.    Oil and Gas Properties and Equipment
                                                                      June 30,                 December 31
                                                                        2002                      2001
                                                              ---------------------------------------------------
                                                                         $                          $

      Oil and gas properties and equipment                           3,359,262                 3,353,620
          Less: Accumulated amortization and
                depletion                                            2,811,427                 2,811,427

                                                              ---------------------------------------------------
                                                                       547,835                   542,193
                                                              ===================================================

2.    Other Capital Assets
                                            Cost         Accumulated          June 30,           December 31,
                                                         amortization           2002                 2001
                                                                                Net                   Net
                                      ---------------------------------------------------------------------------
                                             $                $                  $                    $

      Computer equipment                  12,836            11,831             1,005                1,503
      Furniture, fixtures                  5,585             5,080               505                  561
      Truck                               39,040            35,720             3,320                3,905
                                      ---------------------------------------------------------------------------
                                          57,461            52,631             4,830                5,969
                                      ===========================================================================

3. Bank Loan

     The bank loan is payable to the Canadian Imperial Bank of Commerce, bears interest at prime plus 0.50% per annum, is due on demand, however, the bank has agreed to accept monthly payments of $11,900 principal and interest, and is secured by a first mortgage over the rental property and an assignment of rents.

                                                    June 30,
                                                     2002
                                                       $

    Balance, December 31, 2001                       782,923

    Loan Payments                                     55,104
                                                   ------------

    Balance, June 30, 2002                           727,819
                                                   ============

--------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       Share Capital


Authorized
         20,000,000 common shares, without par value

                                                  Number of
                                                  Shares            Amount
                                                  ----------------------------
                                                                   $

     Balance, December 31, 2002                   5,795,934         2,999,326
     Issued in the period for cash                  500,000           125,000
                                                  ----------------------------
                                                  6,295,934         3,124,326
                                                  ============================

     During the period the Company received $125,000 from Lisa Wolfin for exercising 500,000 warrants at $.25 per common share. The 500,000 warrants at $.25 issued to Ernest Calvert are still outstanding.

5.   Related Party Transactions

     In addition to amounts disclosed elsewhere in the financial statements, the financial statements include the following transaction with related parties. Accounting, administrative and premises includes $24,429 paid to a private company managed by a Director and consulting and management expense includes $18,000 paid to companies controlled by Directors.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F


ISSUER DETAILS:
NAME OF ISSUER                                          FOR QUARTER               DATE OF
                                                        ENDED                     REPORT
BERKLEY RESOURCES INC.
                                                         June 30, 2002            August 29, 2002

-----------------------------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
-----------------------------------------------------------------------------------------------------

CITY              PROVINCE            POSTAL CODE         ISSUER FAX NO.         ISSUER TELEPHONE NO

Vancouver,     British Columbia       V6C 1T1             (604) 682-3600         (604) 682-3701

-----------------------------------------------------------------------------------------------------

CONTACT PERSON                        CONTACT'S POSITION                  CONTACT TELEPHONE NO.

E.Calvert                             Accountant                          (604) 682-3701

E-MAIL ADDRESS:                                                 WEB SITE ADDRESS

N/A                                                             N/A


CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

-----------------------------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                                       DATE SIGNED
Signed:
"ERNEST CALVERT"                                                           02/08/29
-----------------------------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                                       DATE SIGNED
Signed:
"LOUIS WOLFIN"                                                             02/08/29
-----------------------------------------------------------------------------------------------------

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "B"
                            SUPPLEMENTARY INFORMATION



1.       Analysis of expenses

         a)       General and administrative costs

                  Administration and accounting                  $  24,429
                  Consulting and management                         36,000
                  Wages                                             30,619
                  Office and general                                15,360

                  $26,392 was paid to the office in Calgary for administration, accounting and office expenses.


2.       Options Outstanding              457,500 @ $.34 expiry April 25, 2005

                  Ernest Calvert                                        195,000
                  Louis Wolfin            Director & Insider            195,000
                  George Scott                                           20,000
                  Jim O'Bryne             Employee                       20,000
                  Andrea Regnier          Employee                       10,000
                  Sandra Roy                                              5,000
                  David Wolfin            Employee                        5,000
                  Jim Baylis              Employee                        5,000
                  Freddie Chappel         Employee                        2,500

3.       Shares in Escrow Nil

4.       List of Directors and Officers

                  Matt Wayrynen           Director & President
                  Louis Wolfin            Director
                  Paul A. Bowes           Secretary
                  Lloyd Andrews           Director
                  Murray Sinclair         Director
                  Brian Bayley            Director

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "C"
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       For the period ended June 30, 2002

Description of Business

During the period ended June 30, 2002, the Company announces a major change in its Officers and Directors resulting also in a change in the effective voting control. Ernest Calvert has resigned as the President and Director and has sold 1,618,256 common shares, representing approximately 26% of the total issued shares, to Lisa Wayrynen, who holds the effective voting control of the Company. Lisa Wayrynen, also currently holds another 1,002,833 shares, which when added to the 1,618,256 shares purchased, will aggregate 2,621,089, representing 41.63% of the total issued and outstanding shares. Lisa Wayrynen intends to hold the shares for investment purposes. To purchase the 1,618,256 shares, Lisa Wayrynen arranged debt financing from a third party lender, and these shares have been pledged as collateral security to the lender until the loan is repaid.

Matt Wayrynenl, new President of the Company, announces that Sandra Roy has resigned as Secretary and Director and Lee Ann McKenzie has resigned as Director. Matt Wayrynen, Lloyd Andrews, Murray Sinclair and Brian Bayley have been appointed as Directors. In result, the Board of Directors now consists of Matt Wayrynen, Louis Wolfin, Lloyd Andrews, Murray Sinclair and Brian Bayley. Paul A. Bowes has been appointed as the Secretary of the Company.

Matt Wayrynen has past experience in the real estate industry as a licensed salesman and licensed agent nominees in charge of real estate sales for multiple retail projects, and more recently, from 1993 to 2002, Mr. Wayrynen has worked as a register broker, active in raising venture capital and funding start-ups, as well as merges and acquisitions. Since March 2002, Mr. Wayrynen also serves as the President and Director of Coral Gold Corp.

Paul A. Bowes is a corporate and securities lawyer with over 19 years of experience in the financing of emerging growth and junior resource issuers. Mr. Bowes also currently serves as the Secretary (since March 2001) and a Director (since August 1998) of Mountain Lake Resources Inc. Mr. Bowes holds both B.Comm and Bachelor of Laws degrees from the University of British Columbia.

Lloyd Andrews has a wide range of experience with public and private companies, and has served many years in public office. Mr. Andrews currently serves as a senior consultant for Chem Nuclear Systems, which handles low level waste, radioactive waste and chemical waste. He was previously the Vise-President of the Board of Chem Nuclear Systems from 1970 to 1985. Mr. Andrews is also a senior consultant for Flow International, which manufactures high pressure water cutting devices, and where he has earned the title of Chairman Emeritus after serving as Chairman of the Board for four years from 1992 to 1996. Mr. Andrews is also a Director of Smith Barney Fundamental Mutual Funds. Mr. Andrew has previously held public office as a Washington State Senator and the Washington State Superintendent of Schools, where he was Chairman of the Washington State Board of Education. Mr. Andrews Holds a B.Sc. from Washington State University, where he has also completed post-graduate work in education and economics.

Murray Sinclair is a Director of Quest Management Ltd. and President and a Director of Quest Ventures Ltd. Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. ("Quest Oil") from May 1993 to April 1997. Prior to that, Mr, Sinclair was President and Director of Noramco Capital Corp. from June 1991to July 1998. Mr. Sinclair holds a B.Comm from Queen's University.

Brian Bayley is the President and the Director of Quest Management Ltd. and a Director of Quest Venture Ltd. Mr. Baley held the following positions with Quest
Oil: Secretary from October 1996 to April 1997; Director from November 1990 to April 1997; President and Chief Executive Officer from October 1990 to October 1996; Vice-President, Corporate Administration from September 1986 to October 1990. Prior to that, he worked with the Vancouver Stock Exchange and a private management company. Mr. Bayley holds a MBA from Queen's University.

The Company is in the business of participating in approximately 50 oil and gas wells in Alberta with interests ranging from 0.03 of 1% to 50%. The Company owns a 100% interest in office space in Vancouver, B.C. in which one Director pays office rent to the Company.

Results of Oil and Gas Operations

The oil and gas industry continued to show confidence during the second quarter 2002 as oil prices remained steady at or above the generally accepted benchmark price of U.S. $25.00 per barrel for West Texas Intermediate (WTI) closing June 28, 2002 at $26.88/barrel. This compares to U.S. $26.30 at March 31.2002. Oil prices have moved sharply upwards at mid-August 2002 to abouve U.S. $30.00/barrel, however, this is cosidered a short-term response to Middle-East issues. Conversely natural gas seems unable to find any benchmark price as it has ranged from Cnd $4.40 per thousand cubic feet (mcf)at March 31, 2002, closing June 28, 2002 at Cnd $2.54/mcf. Natural gas reached a one-day low of Cnd. $1.18/mcf on July 3, 2002, however, it has rebounded to Cnd. $3.10/mcf at mid-August 2002. The market seems intent on punishing the natural gas Industry whenever it can as a result of the unending fallout from the Enron situation which peaked 18 month ago. Eventually the market will again pay full value for naturals gas which vased on U.S. $25.00/barrel for oil should be between Cnd. $4.00 and $5.00 per mcf.

Although natural gas is seen as the fuel of choice for environmental reasons, oil-or-gas competition males it unlikely that either the Alaska or Mackenzie Valley pipeline projects will proceed at an early date. Such project will require significant governmental encouragement before they are expected to go ahead. On the other hand, Oil Sands development continues to attract huge amounts of investments from the Major oil and gas companies.


The Company continues to work with its partners, Suncor Energy Inc. and Range Energy Inc. to get its Sturgeon Lake Leduc (D-3) oil prospect drilled this coming winter drilling season. The initial test well has been licensed and is projected for drilling after October 1, 2002. Farmout arrangements are being pursued.

The Company is participating in the development of new drilling prospects while at the same time evaluating all of its existing holding. Some low interest properties may be considered for sale if the market is right. Income Trust Funds continue to lead the acquisition part if the market, however their management structures seem to be transforming as government regulators express increasing concern relative to residual abandonment liabilities. Mostly Income Trust Funds are not interested in acquiring smaller interest, however they do influence the overall market price.

The oil and gas Industry has worked its way through an uncertain but active second quarter 2002. Merger activity has been relegated to a distant second behind what many consider to be an over-heated Income Trust Fund market. The second half of 2002 should produce a clearer understanding of the sustainability of this source of investment capital.

Results of Financial Operations

The Company's balance sheet as at June 30, 2002 as compared to December 31, 2001 reflects its expenditures on oil and gas properties and equipment for the period ended June 30, 2002 and the results of its operations for the period ended June 30, 2002. Overall, total assets decreased by $412,145 and total liabilities decreased by $462,260. The Company's working capital increased from $294,732 at December 31, 2001 to $432,732 at June 30, 2002.

Revenues

Net oil and gas revenues decreased by approximately $75,000 from June 30, 2001 figure of $198,778 to June 30, 2002 of $123,207. Of the total revenues of $229,094 the Company received more than 90% of its income from five major properties: (i) $72,612 from the John Lake leases ($222,275 June 30, 2001); (ii) $60,964 from the Skiff leases ($80,986 June 30, 2001); (iii) $17,038 from
Zama/Virgo leases ($24,373 June 30, 2001); (iv) $24,694 from the Carbon leases ($51,469 June 30, 2001) and (v) $51,519 from the Halkirk leases ($ 24,943, June
30 2001).

Oil revenues decreased by approximately $17,000 from June 30, 2001 to June 30, 2002 and natural gas revenue decreased by approximately $160,000 from June 30, 2001 to June 30, 2002. The price of oil at June 30, 2002 was U.S. $26.88/barrel as compared to $25.58 at June 30, 2001 and natural gas decreased at June 30, 2002 to Cdn $2.54 compared to $3.66 at June 30, 2001. The decrease in revenue for the period ended June 30, 2002 was due to a decrease in gas prices and a decrease in oil and gas production.

Interest income decreased from $34,252 at June 30, 2001 to $10,505 at June 30, 2002 due to lower interest rates.

Rental income less rental operation expenses showed a profit of $8,434 for period ended June 30, 2002. An estimated cash call of $20,000 for 2002 final property taxes and working capital purposes is anticipated to be made in July 2002. The Company made payments of $55,104 for the period to the bank loan payable on the building.

Expenses

The Company's administrative expenses as at June 30, 2002 of $124,454 shows an increase of $14,826 from June 30, 2001. The increase in administrative expenses arose from an increase of $9,870 on accounting and administration and a decrease of $6,200 due to professional fees.

Accounts receivable increased by approximately $60,000 from December 31, 2001 figure of $133,726 to June 30, 2002 figure of $194,178. Accounts receivable fluctuate depending on the timing of production receipts from operators and amounts due from participants in oil and gas activities.

Accounts payable decreased $12,298 from $126,094 at December 31, 2001 to $138,392 at June 30, 2002.

The Company has singed consulting agreements effective 1st day of May 2002 with Ernest Calvert and Janie Calvert. The Company agrees to pay E.Calvert $5,000 a month for 56 month for serving as consultant on the oil and gas industry and in particular with the negotiations and acquisitions of oil and gas mineral property interests. The Company agrees to pay J.Calvert $3,000 a month for 56 month for overseeing and administering bookkeeping and accounting services to the Company, such duties and responsibilities to include the supervision of accounts, books and ledgers and the review of interim financial statements, and liaising with the auditors of the Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BERKLEY RESOURCES INC.
                                              (Registrant)




Date:  June 27, 2002                          /S/ Matt Wayrynen
       -------------                          ----------------------------------
                                              Matt Wayrynen, President